EXHIBIT 3(i).2

                            CERTIFICATE OF AMENDMENT
                                       TO
                            ARTICLES OF INCORPORATION
                                       OF
                GREATEST ESCAPES.COM, INC., A NEVADA CORPORATION

     This  Certificate of Amendment to the Articles of Incorporation of Greatest
Escapes.com,   Inc.,  a  Nevada  corporation,  is  undertaken  pursuant  to  the provisions of the Nevada Business Corporations Act.

     On the 17th day of July, 2001, a special meeting of the Board of Directors of Greatest Escapes.com, Inc., was held by consent. As a result of such meeting by consent, the following Amendments to the Articles of Incorporation were proposed and it was resolved that such Amendments be adopted by the corporation.

     1. Change in Name of Corporation:

     The name of the corporation shall be known as "AMERICAN AMMUNITION, INC.,"

     2. Authorization to Issue Preferred Stock:

     The corporation is authorized to issue Fifty Million (50,000,000) shares, par value of $.001, of preferred stock of the corporation to be issued by the Board of Directors upon such terms, conditions, privileges and limitations as the Board of Directors deems appropriate.

     Following the meeting of the Board of Directors by Consent, a special meeting of the shareholders of the corporation was held by consent, with eight million shares voting in favor of the above Amendments and zero shares voting against the above Amendments.

     Therefore, it is certified that the above amendments are certified as true and correct amendments to the Articles of Incorporation of the corporation.

     Dated this 20 day of July, 2001.



                            /s/    James Anderson
                            ----------------------------------
                            James Anderson, President and Secretary